SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN TOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $.01 Par Value Per Share,

Having an Exercise Price of $10.25 or more Per Share

(Title of Class of Securities)

029912 201

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

William H. Hess, Esq.

Executive Vice President, General Counsel, and Secretary

American Tower Corporation

116 Huntington Avenue

Boston, Massachusetts 02116

(617) 375-7500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Matthew J. Gardella

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 239-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$70,083,558	$5,670

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,318,116 shares of Class A Common Stock of American Tower Corporation having a weighted average exercise price of $22.21 will be exchanged pursuant to offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a voluntary option exchange program being offered by American Tower Corporation (the “Company”) to its non-executive employees for compensatory purposes. This program was approved by the Company’s stockholders at its Annual Meeting of Stockholders on May 22, 2003.

ITEM 1.    SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the document entitled “Exchange of Outstanding Stock Options held by Employees of American Tower Corporation”, dated June 24, 2003 (as amended from time to time, the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a)    Name and Address.    The name of the issuer is American Tower Corporation, a Delaware corporation. The address and telephone number of the Company’s principal executive offices is 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500. The information set forth in the Offer to Exchange under Section 9 (“Information About American Tower; Summary Financial Information; Risk Factors”) is incorporated herein by reference.

(b)    Securities.    This Tender Offer Statement on Schedule TO relates to the solicitation by the Company of requests to exchange options to purchase shares of the Company’s Class A Common Stock, $.01 par value per share (“Option Shares”), which have an exercise price of $10.25 or more (“Options”) and which are outstanding under the Company’s Amended and Restated 1997 Stock Option Plan (“Option Plan”) for new options (“New Options”) which will be granted under and subject to the Option Plan, all upon the terms and subject to the conditions described in the Offer to Exchange. This solicitation (“Offer”) excludes the class of options held by option holders who are not employees of the Company or one of its subsidiaries on the date the Offer expires (“Offer Period”), options held by the directors and executive officers of the Company, options to purchase shares of the Company’s Class B Common Stock, $.01 par value per share, and any options that the Company assumed as a result of merger and acquisition transactions, including its spin off from American Radio, that are outside the Plan. In the aggregate, there are 4,318,116 shares of Class A Common Stock underlying the Options covered in this Offer as of June 23, 2003. For every three (3) eligible Option Shares surrendered, the Company will grant an option for two (2) new Option Shares to the optionee, subject to the terms and conditions of the Offer to Exchange. The information set forth in the Offer to Exchange under “Summary Term Sheet,” and Section 1 (“Number of Options; Expiration Date”) is incorporated herein by reference.

(c)    Trading Market and Price.    The information set forth in the Offer to Exchange under Section 7 (“Price Range of Class A Common Stock”) is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

(a)    Name and Address.    The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the “filing person” and the “subject company”. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION

(a)    Material Terms.    The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures for Surrendering Options”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of New Options”), Section 6 (“Conditions of This Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information About American Tower; Summary Financial Information; Risk Factors”), Section 11 (“Accounting Consequences of This Offer; Status of Options Acquired by Us in This

Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Material Income Tax Consequences and Certain Other Considerations for Employees who Reside in Mexico”) and Section 15 (“Extension of This Offer; Termination; Amendment”) is incorporated herein by reference.

(b)    Purchases.    The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)    Agreements Involving the Subject Company’s Securities.    The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)    Purposes.    The Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

(b)    Use of Securities Acquired.    The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of New Options”) and Section 11 (“Accounting Consequences of This Offer; Status of Options Acquired by Us in This Offer”) is incorporated herein by reference.

(c)    Plans.    The information set forth in the Offer to Exchange under Section 2 (“Purpose of This Offer”) is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)    Source of Funds.    The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)    Conditions.    The information set forth in the Offer to Exchange under Section 6 (“Conditions of This Offer”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(d)    Borrowed Funds.    Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)    Securities Ownership.    The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)    Securities Transactions.    The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

ITEM 9.    PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)    Solicitations and Recommendations.    None.

ITEM 10.    FINANCIAL STATEMENTS

(a)    Financial Information.    The information set forth in Section 9 (“Information About American Tower; Summary Financial Information; Risk Factors”) and Section 17 (“Additional Information”) of the Offer to

Exchange”, pages F-1 through F-51 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 are incorporated herein by reference. The Company’s earnings were not sufficient to cover its fixed charges for the years ended December 31, 2002 and 2001 and for the three months ended March 31, 2003 and March 31, 2002. As a result, the Company had a deficiency in earnings to fixed charges of $373,951 and $495,265 for the years ended December 31, 2002 and 2001, respectively, and $96,856 and $78,040 for the three months ended March 31, 2003 and March 31, 2002, respectively. For purposes of calculating this data, “earnings” consist of loss from continuing operations before income taxes and fixed charges (excluding capitalized interest), minority interest in net earnings of subsidiaries, loss from equity investments and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense believed by management to be representative of the interest factor thereon.

The Company’s book value per share was $8.71 as of March 31, 2003.

(b)    Pro Forma Information.    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.    The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)    Other Material Information.    None.

ITEM 12.    EXHIBITS.

(a)     (1)     Offer to Exchange, dated June 24, 2003.

        (2)    Letter to Eligible Option Holders, dated June 24, 2003.

        (3)    Form of Election Form.

        (4)    Form of Notice of Change in Election From Accept to Reject.

        (5)    Form of Notice of Change in Election From Reject to Accept.

        (6)    Form of Promise to Grant Stock Options.

        (7)    Form of Personnel Option Status Report.

        (8)    Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 001-14195), is incorporated herein by reference.

        (9)    The Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 001-14195), is incorporated herein by reference.

        (10)    Definitive Proxy Statement on Schedule 14A filed with the SEC on April 14, 2003 (File No. 001-14195), is incorporated herein by reference.

(b)    None.

(d)    (1)    The American Tower Corporation 1997 Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 (File No. 001-14195).

        (2)    Form of Incentive Stock Option Agreement Pursuant to the American Tower Corporation 1997 Stock Option Plan, as amended.

        (3)    Form of Nonqualified Stock Option Agreement Pursuant to the American Tower Corporation 1997 Stock Option Plan, as amended.

(g)    None.

(h)    None.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

(a)    Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

AMERICAN TOWER CORPORATION

/s/ Bradley E. Singer

Bradley E. Singer Chief Financial Officer and Treasurer

Date: June 24, 2003

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Offer to Exchange, dated June 24, 2003.

(a)(2)	Letter to Eligible Option Holders, dated June 24, 2003.

(a)(3)	Form of Election Form.

(a)(4)	Form of Notice of Change in Election From Accept to Reject.

(a)(5)	Form of Notice of Change in Election From Reject to Accept.

(a)(6)	Form of Promise to Grant Stock Options.

(a)(7)	Form of Personnel Option Status Report.

(a)(8)	The Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 001-14195) (incorporated herein by reference).

(a)(9)	The Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 001-14195) (incorporated herein by reference).

(a)(10)	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 14, 2003 (File No. 001-14195), is incorporated herein by reference.

(d)(1)	The American Tower Corporation 1997 Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001) (File No. 001-14195).

(d)(2)	Form of Incentive Stock Option Agreement Pursuant to the American Tower Corporation 1997 Stock Option Plan, as amended.

(d)(3)	Form of Nonqualified Stock Option Agreement Pursuant to the American Tower Corporation 1997 Stock Option Plan, as amended.